Exhibit 10.44

Compensation Arrangements Between Registrant and Its Non-Employee Directors

In December 2010, the Board of Directors (the “Board”) adopted a director compensation program to take effect on January 1, 2011. Under this program, in each case subject to final approval by the Board with respect to equity awards:

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Each non-employee director would receive an annual cash retainer of $40,000, an initial award of an option to purchase 20,000 shares of our common stock upon joining the Board, and an annual award of an option to purchase 6,000 shares and of 3,000 restricted stock units. The initial option award would vest in equal annual installments over three years, and the annual option and RSU awards will become fully vested after one year.

•	The chair of the Audit Committee would receive an additional annual cash retainer of $15,000.

•	The chair of the Leadership Development and Compensation Committee would receive an additional annual cash retainer of $10,000.

•	The chair of the Nominating and Governance Committee would receive an additional annual cash retainer of $9,000.

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Audit Committee, Leadership Development and Compensation Committee and Nominating and Governance Committee members other than the chair would receive an annual retainer of $7,500, $5,000 and $4,500, respectively.

In general, the registrant plans to pay all the retainers described above quarterly in arrears. In cases where a non-employee director serves for part of the year in a capacity entitling him or her to a retainer payment, the retainer will be prorated to reflect his or her period of service in that capacity. Non-employee directors are also eligible for reimbursement of their expenses incurred in attending Board meetings.